UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No.  1 )*

Under the Securities Exchange Act of 1934

Globant S.A.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

L44385 109
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L44385 109                                                                                                                                                     13G/A

1.	Name of Reporting Persons: Riverwood Capital GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 204,489
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 204,489
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 204,489
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.6%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)	Based upon 34,006,880 Shares outstanding as of June 30, 2015, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 13, 2015.

CUSIP No. L44385 109                                                                                                                                                     13G/A

1.	Name of Reporting Persons: Riverwood Capital L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 204,489
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 204,489
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 204,489
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.6%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon 34,006,880 Shares outstanding as of June 30, 2015, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 13, 2015.

CUSIP No. L44385 109                                                                                                                                                     13G/A

1.	Name of Reporting Persons: Riverwood Capital Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 116,062
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 116,062
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 116,062
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.3%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon 34,006,880 Shares outstanding as of June 30, 2015, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 13, 2015.

CUSIP No. L44385 109                                                                                                                                                     13G/A

1.	Name of Reporting Persons: Riverwood Capital Partners (Parallel – A) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 39,320
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 39,320
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,320
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.1%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon 34,006,880 Shares outstanding as of June 30, 2015, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 13, 2015.

CUSIP No. L44385 109                                                                                                                                                     13G/A

1.	Name of Reporting Persons: Riverwood Capital Partners (Parallel – B) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 49,107
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 49,107
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 49,107
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 0.1%(1)
12.	Type of Reporting Person (See Instructions): PN

(1)	Based upon 34,006,880 Shares outstanding as of June 30, 2015, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 13, 2015.

CUSIP No. L44385 109                                                                                                                                                     13G/A

1.	Name of Reporting Persons: Riverwood Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 452,727
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 452,727
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 452,727
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 1.3%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)	Based upon 34,006,880 Shares outstanding as of June 30, 2015, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 13, 2015.

CUSIP No. L44385 109                                                                                                                                                     13G/A

1.	Name of Reporting Persons: Ironwood Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 452,727
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 452,727
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 1.3%(1)
12.	Type of Reporting Person (See Instructions): IA

(1)	Based upon 34,006,880 Shares outstanding as of June 30, 2015, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 13, 2015.

CUSIP No. L44385 109                                                                                                                                                     13G/A

1.	Name of Reporting Persons: Riverwood Capital Management L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 452,727
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 452,727
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 1.3%(1)
12.	Type of Reporting Person (See Instructions): IA

(1)	Based upon 34,006,880 Shares outstanding as of June 30, 2015, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 13, 2015.

CUSIP No. L44385 109                                                                                                                                                     13G/A

1.	Name of Reporting Persons: Riverwood Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 452,727
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 452,727
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9): 1.3%(1)
12.	Type of Reporting Person (See Instructions): OO

(1)	Based upon 34,006,880 Shares outstanding as of June 30, 2015, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 13, 2015.

Item 1.

(a)           Name of Issuer:

Globant S.A. (the “Issuer”)

(b)           Address of Issuer’s Principal Executive Offices:

5 rue Guillaume Kroll
L-1882, Luxembourg

Item 2.

(a)           Name of Person Filing:

Riverwood Capital GP Ltd. (“Riverwood GP”)
Riverwood Capital L.P. (“Riverwood LP”)
Riverwood Capital Partners L.P. (“RCP”)
Riverwood Capital Partners (Parallel – A) L.P. (“RCP Parallel – A”)
Riverwood Capital Partners (Parallel – B) L.P. (“RCP Parallel – B”)
Riverwood Capital LLC (“Riverwood LLC”)
Ironwood Management, LLC (“Ironwood”)
Riverwood Capital Management L.P. (“Riverwood Management LP”)
Riverwood Capital Management Ltd. (“Riverwood Management GP”)

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)           Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

70 Willow Road, Suite 100
Menlo Park, CA 94025

(c)           Citizenship:

See Item 4 of each cover page.

(d)           Title of Class of Securities:

Common Stock (the “Shares”)

 (e)           CUSIP Number:

L44385 109

Item 3.

Not Applicable.

Item 4.    Ownership.

(a)           Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the Shares listed on such Reporting Person’s cover page, with the following Reporting Persons holding the Shares directly: (i) RCP holds 116,062

Shares directly, (ii) RCP Parallel – A holds 39,320 Shares directly, (iii) RCP Parallel – B holds 49,107 Shares directly, and (iv) Riverwood LLC holds 452,727 Shares directly.

Riverwood LP is the sole general partner of each of RCP, RCP Parallel – A and RCP Parallel – B (collectively, the “RCP Partnerships”).  Riverwood GP is the sole general partner of Riverwood LP.  Ironwood is the sole management company of Riverwood LLC and has voting authority over the Shares.  Riverwood Management LP is the sole member of Ironwood.  Riverwood Management GP is the sole general partner of Riverwood Management LP.

The shareholders of Riverwood GP have the power to vote or to direct the vote of, and the investment committee of Riverwood GP has the power to dispose or to direct the disposition of, the Shares that are beneficially owned by Riverwood GP, Riverwood LP and the RCP Partnerships.  Each shareholder and investment committee member of Riverwood GP disclaims beneficial ownership of all Shares beneficially owned by Riverwood GP, Riverwood LP and the RCP Partnerships.   The directors of Riverwood Management GP have the power to vote or to direct the vote of the Shares that are beneficially owned by Riverwood Management GP, Riverwood Management LP, Ironwood and Riverwood LLC.  The directors of Riverwood Management GP disclaim beneficial ownership of all Shares beneficially owned by Riverwood Management GP, Riverwood Management LP, Ironwood and Riverwood LLC.

(b)           Percent of class:

See Item 11 on the cover pages hereto.

(c)           Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

                (ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Act”), the agreement with respect to which is attached hereto as Exhibit 99.1.  The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

RIVERWOOD CAPITAL GP LTD.

By:             /s/ Thomas J. Smach
Name:       Thomas J. Smach
Title:         Director

RIVERWOOD CAPITAL L.P.

By: Riverwood Capital GP Ltd., its general partner

By:            /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:         Director

RIVERWOOD CAPITAL PARTNERS L.P.

By: Riverwood Capital L.P., its general partner

By: Riverwood Capital GP Ltd., its general partner

By:           /s/ Thomas J. Smach
Name:     Thomas J. Smach
Title:        Director

RIVERWOOD CAPITAL PARTNERS (PARALLEL – A) L.P.

By: Riverwood Capital L.P., its general partner

By: Riverwood Capital GP Ltd., its general partner

By:            /  Thomas J. Smach
Name:      Thomas J. Smach
Title:        Director

RIVERWOOD CAPITAL PARTNERS (PARALLEL – B) L.P.

By: Riverwood Capital L.P., its general partner

By: Riverwood Capital GP Ltd., its general partner

By:
Name:      Thomas J. Smach
Title:        Director

RIVERWOOD CAPITAL LLC

By: Ironwood Management, LLC,  its management company

By: Riverwood Capital Management L.P., its sole member

By: Riverwood Capital Management Ltd., its general partner

By:           /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:         Director

IRONWOOD MANAGEMENT, LLC

By: Riverwood Capital Management L.P., its sole member

By: Riverwood Capital Management Ltd., its general partner

By:           /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:         Director

RIVERWOOD CAPITAL MANAGEMENT L.P.

By: Riverwood Capital Management Ltd., its general partner

By:          /s/ Thomas J. Smach
Name:     Thomas J. Smach
Title:        Director

RIVERWOOD CAPITAL MANAGEMENT Ltd.

By:          /s/ Thomas J. Smach
Name:     Thomas J. Smach
Title:        Director

EXHIBIT LIST

Exhibit 99.1
Joint Filing Agreement, dated as of February 17, 2015, by and among Riverwood Capital GP Ltd., Riverwood Capital L.P., Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel – A) L.P., Riverwood Capital Partners (Parallel – B) L.P., Riverwood Capital LLC, Ironwood Management, LLC, Riverwood Capital Management L.P. and Riverwood Capital Management Ltd.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them Statements on Schedule 13D or Schedule 13G, as applicable (including amendments thereto), with regard to the securities of Globant S.A. and further agree that this Joint Filing Agreement be included as an Exhibit to any such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of February 17, 2015.

[Remainder of Page Intentionally Left Blank]

RIVERWOOD CAPITAL GP LTD.

By:            /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:        Director

RIVERWOOD CAPITAL L.P.

By: Riverwood Capital GP Ltd., its general partner

By:             /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:        Director

RIVERWOOD CAPITAL PARTNERS L.P.

By: Riverwood Capital L.P., its general partner

By: Riverwood Capital GP Ltd., its general partner

By:            /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:        Director

RIVERWOOD CAPITAL PARTNERS (PARALLEL – A) L.P.

By: Riverwood Capital L.P., its general partner

By: Riverwood Capital GP Ltd., its general partner

By:            /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:        Director

RIVERWOOD CAPITAL PARTNERS (PARALLEL – B) L.P.

By: Riverwood Capital L.P., its general partner

By: Riverwood Capital GP Ltd., its general partner

By:            /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:        Director

RIVERWOOD CAPITAL LLC

By: Ironwood Management, LLC,  its management company

By: Riverwood Capital Management L.P., its sole member

By: Riverwood Capital Management Ltd., its general partner

By:            /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:        Chief Financial Officer and Director

IRONWOOD MANAGEMENT, LLC

By: Riverwood Capital Management L.P., its sole member

By: Riverwood Capital Management Ltd., its general partner

By:              /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:        Chief Financial Officer and Director

RIVERWOOD CAPITAL MANAGEMENT L.P.

By: Riverwood Capital Management Ltd., its general partner

By:            /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:        Director

RIVERWOOD CAPITAL MANAGEMENT Ltd.

By:            /s/ Thomas J. Smach
Name:      Thomas J. Smach
Title:        Director